December 12, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Vapetek, Inc.

Form 8-K/A

Filed October 30, 2014

File No. 000-54994

To the men and women of the SEC:

On behalf of Vapetek, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 7, 2014 addressed to Mr. Andy Michael Ibrahim, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 8-K/A on October 30, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Item 1. Description of Business, page 4

(a) Business of Issuer, page 4

1. Please state that your current offerings are all third party products branded under your trademark.

COMPANY RESPONSE

The following has been added to page 4: “*All of our current products are third party products created by third party manufacturers branded under our own trademark.”

Industry Overview, page 11

2. We note the supplemental materials furnished with your filing in connection with prior comment 15. Review of these materials show the Wells Fargo research is for years 2011 and forward and the National Cancer Institute presentation does not appear to contain the disclosed market projection data. Please file a marked copy of the supplemental materials indicating from where you are drawing your disclosure. Additionally, please revise the disclosure throughout your document to ensure it is aligned with the supplemental materials on which you rely. Finally, please include the relevant materials you rely upon for your disclosure regarding the Center of Disease Control on page 13.

COMPANY RESPONSE

We have deleted the following on page 13: “Annual sales of electronic cigarettes in the United States are estimated to increase to $1 billion in 2013 from $500 million in 2012. Annual sales of traditional tobacco cigarettes, according to industry estimates, were $80 billion in 2012. Annual sales of electronic cigarettes in the United States are estimated to increase to $1 billion in 2013 from $500 million in 2012. ”

The remaining supplemental materials on which we relied has been added on to the Industry Overview on page 13 via links to the information. It now reads: “According to the U.S. Centers for Disease Control and Prevention, in 2010, an estimated 45.3 million people, or 19.3% of adults, in the United States smoke cigarettes (http://www.cdc.gov/VitalSigns/adultsmoking/index.html). According to the Tobacco Vapor Electronic Cigarette Association, an industry trade group, more than 3.5 million people currently use electronic cigarettes in the United States. In 2011, about 21% of adults who smoke traditional tobacco cigarettes had used electronic cigarettes, up from about 10% in 2010, according to the U.S. Centers for Disease Control and Prevention (http://www.cdc.gov/media/releases/2013/p0228_electronic_cigarettes.html).”

Risk Factors, page 13

We hold no patents on any of our products, and if we are not able to…, page 15

3. We note your response to prior comment 16 and the revised disclosure adding “Upon the development of new technologies…” to your risk factor. However, the risk factor still focuses protection of “our technologies and product candidates” as well as successfully defending third-party challenges to such technologies and candidates. As your response letter and product offerings disclosure indicates your current offerings are third party products branded under your trademark, please revise your risk factors to discuss the risks of relying on third party products and the costs associated with your intended research and development to create new technologies.

COMPANY RESPONSE

We have added the following risk factors on page 15:

We may face difficulty or may prove unsuccessful in developing our own products or technologies. We may also place a substantial financial burden on our Company in researching out and developing our own technologies and products.

In the future we intend to release our own products and or technologies that we developed. We may however be unsuccessful in creating any new products or technologies under our own trademark Vapetek. There is uncertainty that we will arrive at a product or technology that is not already patented, and or viable for sale and or profitable. Additionally, the cost in attempting to develop new products or technologies under our own trademark could be quite costly. At this time we have not investigated the costs of carrying out the development our own products or technologies. There is a risk that if we do attempt to research and or develop our own products or technologies it could be quite costly and not result in any new products that we are able to make a profit from.

We face a significant risk relying on third party products from third party manufacturers to makeup our product lines.

Currently, we rely on third party manufacturers to provide us the products which are sold under our own trademark, Vapetek. Should any of our third party manufacturers who provide us these products, which include Shenzhen Seego Technology Co., Ltd., ZhuaiYoude Technology Co., Ltd., Smokvapor Technology Limited, Shenzhen Kamry Technology Co., Ltd. or Ten One International (H.K.) Limited,, experience financially distress, lack of funds, bankruptcy, or litigation, we may not be able to purchase products from them to resell under our own trademark Vapetek, as these products might no longer be available for purchase. This could cause our own operations to suffer as we would have to find a new source of inventory. This could harm our profitability and even possibly cause us to cease operations temporarily, or permanently if we are unable to find an alternative source to carry similar products.

Government Regulation, page 17

4. We note your revised risk factor in response to comment 17 of our prior letter. Please summarize the risks in the risk factor and move the detailed disclosure out of your risk factors and into your Business Overview section under a Government Regulation heading.

COMPANY RESPONSE

We moved the information that was previously the aforementioned risk factor into our Business Overview section on page 10. The information provided has been summarized and disclosed as the following risk factor on page 18:

Over the next few years government regulations could change and have a substantial, and most likely negative, influence on the sale of Tobacco products throughout the United States. It is possible that our business, results of operations and financial condition could be adversely affected by these changes.

While the FDA has not yet mandated electronic cigarettes be regulated as tobacco products, during 2012, the FDA indicated that it intends to regulate electronic cigarettes under the Tobacco Control Act through the issuance of regulations that would include electronic cigarettes under the definition of a "tobacco product" under the Tobacco Control Act subject to the FDA's jurisdiction.

The application of the Tobacco Control Act to electronic cigarettes could impose, among other things, restrictions on the content of nicotine in electronic cigarettes, the advertising, marketing and sale of electronic cigarettes, the use of certain flavorings and the introduction of new products. We cannot predict the scope of such regulations or the impact they may have on our company specifically or the electronic cigarette industry generally, though if enacted, they could have a material adverse effect on our business, results of operations and financial condition.

The Tobacco industry expects significant regulatory developments to take place over the next few years, driven principally by the World Health Organization's Framework Convention on Tobacco Control ("FCTC"). The FCTC is the first international public health treaty on tobacco, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. If electronic cigarettes are subject to one or more significant regulatory initiates enacted under the FCTC, our business, results of operations and financial condition could be materially and adversely affected.

If securities or industry analysis do not publish research…, page 28

5. We note your response to comment 18 of our prior letter that you have removed this risk factor. Please remove this risk factor in your next amendment.

COMPANY RESPONSE

The above referenced risk factor has been removed on page 28.

Officers and Directors, page 36

6. Please remove the repetitious disclosure from Mr. Benyameen’s biography.

COMPANY RESPONSE

We removed the repetitious disclosure from Mr. Benyameen’s biography on page 36. This was a clerical error.

Executive Compensation, page 36

7. We note that you do not include the compensation awards for the acquired companies most recently completed fiscal year. Please revise your disclosure to include the information required by Item 402 of Regulation S-K. Additionally, you may wish to refer to Regulation S-K Compliance and Disclosure Interpretations 217.12.

COMPANY RESPONSE

We have not acquired any Company or made any acquisition resulting in our need to disclose the information required by Item 402 of Regulation S-K. We have, however, provided Form 10 like information for our Company as it relates to us no longer being defined as a shell Company. As made clear in our 8-K filed September 23, 2014 and 8-K/A filed October 30, 2014 we now have actual products, sales, a corporate website, and have made extensive efforts to advance our business operations.

Additionally, as described in item 2.01 and 5.06 of our 8-K/A, pursuant to the entry into the West Coast Vape Supply Inc. agreement, the PennyGrab Technology Agreement, and our current operating status, we are no longer a shell company as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Please note we have deleted the sentence on page 26 that states: “Until the merger, we were a shell company.” The reason we deleted this is because this was a clerical error and there was no merger. We replaced the previous sentence with: “We are no longer a shell Company as we now have more than nominal operations, and actual sales resulting from our products as evidenced in our most recent quarterly report filed on November 19, 2014.”

We have also amended page 3 item 2.01. It now reads: “Upon consummation of the transaction above and in light of our current business operations, sales, and products that we now have available for sale, we have furnished herein Form 10 like information. Is does not however, include each and every item as would otherwise be disclosed if we had acquired or merged with another Company. The information below corresponds to the item numbers of Form 10 under the Exchange Act.”

8. We note your revised disclosure on page 36 states that inception of the Company was June 18, 2014. This is not consistent with other statements in your filing. Please revise as appropriate.

COMPANY RESPONSE

We have revised page 36 so that the inception date reads June 18, 2013.

Item 5.02 Departure of Directors or Certain Officers…, page 37

9. Please disclose the extent to which the company represents a material portion of the business or revenues of West Coast Vape Supply. Disclose the extent to which the company’s sales to date have been made through West Coast Vape Supply.

COMPANY RESPONSE

To date for the period from January 1, 2014 to September 30, 2014, 2.5% of Vapetek’s sales have been attributed to sales to West Coast Vape Supply. Of West Coast Vape Supply’s revenue and sales only a very minute portion is comprised of the sales of products acquired from Vapetek.

We have added the previous disclosure to page 37

The disclosure reads: “To date for the period from January 1, 2014 to September 30, 2014, 2.5% of Vapetek’s sales have been attributed to sales to West Coast Vape Supply. Of West Coast Vape Supply’s revenue and sales only a very minute portion is comprised of the sales of products acquired from Vapetek.”

Form 10-Q/A as of June 30, 2014

Financial statements

Note 4 – Related party transactions, page 11

10. Refer to your disclosure of transaction prices that states “transaction prices were determined by the parties by reviewing prevailing market prices from our competition for our prices”.  Please expand the disclosure of the transaction prices between you and West Coast to explain whether you receive prices comparable to products sold by West Coast to your competitors, if applicable since your agreement with West Coast is non-exclusive. If you receive different pricing than other West Coast customers, expand the disclosure to describe how the prices charged to Vapetek by West Coast were determined.

COMPANY RESPONSE

We determine the price of our products based on a percentage markup, the percentage is 10% - 100% depending on what the product is, if it's eliquid than the markup is typically 20% markup and up to 100%, if it's hardware it's typically 10% markup to West Coast Vape Supply. We currently only charge customers who are outside of the USA a different price due to the logistics and competition in that country, currently that markup is between 60-100% from the purchase price to foreign countries such as Japan.

Date: December 12, 2014

/s/ Andy Michael Ibrahim

Name: Andy Michael Ibrahim

Position: Chief Executive Officer